UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Hillman Solutions Corp.
(Exact name of registrant as specified in its charter)

Delaware	1-39609	85-2096734
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1280 Kemper Meadow Drive	45240
(Address of principal executive offices)	(Zip Code)

Anne McCalla	513-595-8281
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 31, 2023 to December 28, 2024.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

The Hillman Solutions Corp. evaluated its current product lines and determined that certain products contain tin, tungsten, tantalum and/or gold (3TG). The survey of suppliers determined that our supply chain is DRC Conflict Undeterminable. As a result, we have filed a Conflict Minerals Report.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is available at www.hillmangroup.com under “Investor Relations/SEC Filings.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillman Solutions Corp.
(Registrant)

By:	/s/ Amanda M. Kitzberger	May 30, 2025
Name:	Amanda M. Kitzberger	(Date)
Title:	Secretary and General Counsel